February 26, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ryanair Holdings plc
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed July 30, 2019
File No. 000-29304

Ladies and Gentlemen:

By letter dated January 31, 2020 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended March 31, 2019, as filed on July 30, 2019 (the “2019 Form 20-F”) by Ryanair Holdings plc (the “Company”).  The Company today is submitting, via EDGAR, a response to the Staff’s comment.
For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

1.
You disclose purchase obligations of 12.3 billion euros at March 31, 2019. In note (b) of the contractual obligations table you disclose that the purchase obligations are based on a non-discounted list price. The amount of the purchase obligations appears to be based on the Basic Price per aircraft of $102.5 million disclosed in footnote 23, times the firm deliveries of 135 planes under the 2014 Boeing Contract after factoring in the U.S. dollar euro exchange rate. It appears that you did not use the specific pricing terms of your aircraft purchase agreements with Boeing and that you have not disclosed your purchase obligations for the firm deliveries of 29 planes under the Boeing 2013 Contract.

The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

The disclosures that you provide in your financial statements should also include the actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

Please explain to us why you believe your existing disclosure complies with the relevant requirements of Form 20-F and IAS 16.

The Company has historically presented information in its contractual obligations table under Item 5.F of Form 20-F and in its financial statements using list prices for aircraft, with accompanying narrative disclosure explaining that these list prices are subject to negotiated price concessions.  The use of list prices for aircraft in public disclosures is a common airline and aircraft finance and leasing industry benchmark due to the commercial sensitivity of price negotiations between airlines and aircraft manufacturers, and the fundamental role such price concessions play in the ability of airlines to compete, particularly in Europe.  The strictly confidential nature of these pricing terms is also standard airline industry practice.  If the Company were to use the specific pricing terms under the 2014 Boeing Contract to calculate the amounts due under “Purchase Obligations” in the contractual obligations table, the price concessions negotiated by the Company under that contract could be easily derived by dividing this amount by the remaining number of planes to be delivered (which is also disclosed in the Form 20-F and known to market participants).  Disclosure of these price concessions would cause irreparable injury to the Company’s ability to negotiate favorable terms and conditions with its suppliers and to compete with other airlines, resulting in a significant adverse impact on the Company’s future financial performance and its shareholders.  Such disclosure would also frustrate the purpose of the confidential treatment requests that the SEC has granted to the Company over such terms for over twenty years.
On August 21, 2019 the Company was granted confidential treatment over certain confidential commercial and financial information contained in the 2014 Boeing Contract (File No. 000-29304 - CF#32752), including the amount of price concessions granted to the Company by The Boeing Company (“Boeing”) and CFM International (“CFM”).  This was a continuation of past practice, as the Company has been granted confidential treatment for certain commercial and financial information contained in each of its aircraft purchase agreements since 1998.  As discussed in the Company’s confidential treatment request dated July 6, 2017, disclosure of such price concessions would cause irreparable injury to the competitive standing of the Company.  The Company believes that it has negotiated pricing terms under the 2014 Boeing Contract that result in a significant advantage over market competitors.  If the Company’s competitors had access to this information, they would gain insight into an important strategic component of the Company’s costs, and it may also harm the Company’s ability to negotiate favorable terms in future contracts.  Likewise, the Company’s competitors might use such information to negotiate more favorable terms with Boeing and other aircraft manufacturers.  This would result in competitive harm to the Company, especially given the competitive landscape it faces. The key strength, and a significant competitive advantage, of the Company’s business model is its ability to control costs and operate, safely, at a lower unit cost than its key competitors. It is therefore essential that the Company’s ability to place new aircraft orders, at very competitive pricing, is not jeopardized. The European short-haul market, in which the Company operates, is highly competitive.  A significant increase in the number of airline failures over the past 12–24 months bears testimony to the challenging operating environment in which the Company currently competes.  In fiscal year 2019, the Company’s average fare was just EUR 37.03 per passenger (approximately US$ 42.00), significantly lower than the fares offered by low cost carriers in other jurisdictions, including the United States.
Further, disclosure of such price concessions would violate confidentially undertakings contained in the 2014 Boeing Contract, exposing the Company to potential liability for damages and the possibility of Boeing withdrawing the price concessions or even seeking to terminate the contract in its entirety.

Unlike the amount of price concessions, it is not possible for the number of aircraft that an airline has on order to be kept confidential.  In addition to the number of aircraft under the 2014 Boeing Contract already being disclosed in the Company’s Form 20-F, global orders of aircraft in the airline industry are generally available, as all airlines negotiate for position in the production lines of a small number of aircraft manufacturers.  It is therefore not possible for the Company to preserve the confidentiality of its per aircraft price concessions by omitting disclosure relating to the size of its production orders.  The Company is also disadvantaged relative to many of its peers by the fact that it generally orders a large number of aircraft of a single model from a single manufacturer under a single purchase contract (unlike some competitors that order from multiple manufacturers or that operate mixed-aircraft fleets).  The Company was also the inaugural purchaser for the Boeing 737-MAX-200 aircraft.  The Company believes that the combination of these factors means that (i) it was able to negotiate more significant price concessions under the 2014 Boeing Contract than would be available to industry peers and (ii) there is an easily calculable relationship between the total “Purchase Obligations” disclosed in the contractual obligations table and the price per aircraft.
The Company’s approach to calculating purchase obligations is clearly disclosed both in the footnotes to the contractual obligations table and in the third paragraph under the heading “Contractual Obligations” on page 57 of the 2019 Form 20-F, as well as in Note 23 to the Financial Statements on page F-50.  As discussed in this disclosure, because the amounts disclosed for purchase obligations exclude the effect of the price concessions granted to the Company by Boeing and CFM, the Company’s actual expenditures for aircraft during the relevant periods will be lower than the amounts listed.  The current approach, in accordance with IAS16, discloses the information to the extent necessary to provide investors an understanding of the timing and amount of the future payments under the Company’s purchase obligations, and therefore does not have the effect of overstating the Company’s financial performance or prospects.  Shareholders are not being misled as to the methodology for the calculation of disclosed purchase obligations or as to the significance of negotiated price concessions.  The Company has taken a consistent approach in all other disclosures to shareholders (including shareholder communications relating to the approval of the 2014 Boeing Contract), and believes that the significance of confidentially negotiated price concessions on the list price for its aircraft is widely understood, and accepted, by both its shareholders and market analysts.
While it would be commercially sensitive for the Company to disclose the amounts, or a range of amounts, for the price concessions it receives under the 2014 Boeing Contract, the Company proposes to include the following qualitative disclosure regarding the significance of such price concessions in Item 5.F and the notes on the financial statements in its forthcoming Form 20-F:
“The amounts listed under “Purchase Obligations” in the contractual obligations table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract.

Boeing granted the Company certain price concessions as part of the 2014 Boeing Contract. These took the form of credit memoranda to the Company for the amount of such concessions, which were applied toward the purchase of goods and services from Boeing or toward certain payments, other than advance payments, in respect of the new aircraft. Boeing and CFM (the manufacturer of the engines fitted on the 2014 Boeing Contract aircraft) also agreed to provide Ryanair with certain allowances for promotional and other activities, as well as providing certain other goods and services to Ryanair on concessionary terms. Those credit memoranda and promotional allowances effectively reduced the price of each new aircraft payable by the Company. The “effective price” (the purchase price of the aircraft net of discounts received from Boeing) will apply to all aircraft delivered under the 2014 Boeing Contract and will be significantly below the Basic Price included in the contractual obligations table. As a result, Ryanair’s actual expenditures for aircraft during the relevant periods will be significantly lower than the amounts listed under “Purchase Obligations” in the table.”
The Company further notes that its outstanding purchase commitments arise from firm orders with Boeing for the acquisition of Boeing 737-MAX-200 aircraft and related engines, which are currently suspended pending receipt of certification from the Federal Aviation Administration and European Union Aviation Safety Agency.  The Company therefore intends in its forthcoming Form 20-F to make reference to timings of deliveries being uncertain and/or subject to change due to issues associated with the Boeing 737-MAX-200.
Finally, the Company notes that all aircraft under the 2013 Boeing Contract had been delivered as of 31 March 2019.  There were therefore no future purchase obligations under that contract to be detailed in the 2019 Form 20-F.
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Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact me.
Very truly yours,

/s/ Neil Sorahan
Neil Sorahan
Chief Financial Officer
Ryanair Holdings plc

cc:
David Gottlieb
Cleary Gottlieb Steen & Hamilton LLP